Exhibit 99.1

Theratechnologies Receives Update from FDA on Tesamorelin F8 Supplemental

Biologic Licence Application

● FDA continues to review the file past the Prescription Drug User Fee Act goal date of January 22, 2024

MONTREAL, January 23, 2024 (GLOBE NEWSWIRE) -- Theratechnologies Inc. (“Theratechnologies” or the “Company”) (TSX: TH) (NASDAQ: THTX), a biopharmaceutical company focused on the development and commercialization of innovative therapies, has received correspondence from the U.S. Food and Drug Administration (FDA) regarding the Company’s supplemental Biologics License Application (sBLA) for the F8 formulation of tesamorelin. The FDA has notified the Company that it is continuing its review of the application beyond the Prescription Drug User Fee Act (PDUFA) goal date of January 22, 2024. Further information will be provided in due course.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Follow Theratechnologies on Linkedin and X (formerly Twitter).

Contacts:

Media inquiries:

Julie Schneiderman

Senior Director, Communications & Corporate Affairs

communications@theratech.com

Investor Inquiries:

Philippe Dubuc

Senior Vice President and Chief Financial Officer

pdubuc@theratech.com

438-315-6608